Japanese-language First Half Securities Report for the period ended September 30, 2024, as filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 13, 2024, and which includes the following:

I.	Corporate information

A.	Corporate overview

1.	History of changes in major business indices

2.	Overview of business

B.	Business

1.	Risk factors

2.	Management’s analysis of financial position, results of operations and cash flows

3.	Material contracts

C.	Company information

1.	Share information

2.	Directors and corporate auditors

D.	Financial information

1.	Condensed quarterly consolidated financial statements and notes

2.	Other

II.	Information on Guarantors

Auditors Report

Certificate

TOYOTA MOTOR CORPORATION

Unaudited Condensed Semi-Annual Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2024	September 30, 2024
Assets
Current assets
Cash and cash equivalents		9,412,060	7,631,457
Trade accounts and other receivables		3,789,429	3,628,810
Receivables related to financial services		11,057,269	10,879,596
Other financial assets		4,702,168	6,429,654
Inventories		4,605,368	4,505,280
Income tax receivable		116,886	161,683
Other current assets		1,031,098	1,129,182

Total current assets		34,714,279	34,365,661

Non-current assets
Investments accounted for using the equity method		5,710,106	5,593,119
Receivables related to financial services		20,637,090	20,909,301
Other financial assets		11,390,559	10,737,103
Property, plant and equipment
Land		1,441,811	1,421,209
Buildings		5,884,749	5,864,078
Machinery and equipment		16,469,032	16,219,070
Vehicles and equipment on operating leases		7,523,911	7,394,095
Construction in progress		1,040,188	1,312,187

Total property, plant and equipment, at cost		32,359,692	32,210,638

Less - Accumulated depreciation and impairment losses		(18,101,905)	(18,032,821)

Total property, plant and equipment, net		14,257,788	14,177,816

Right of use assets		532,835	537,945
Intangible assets		1,355,326	1,315,568
Deferred tax assets		502,230	509,585
Other non-current assets		1,014,083	1,023,198

Total non-current assets		55,400,017	54,803,635

Total assets		90,114,296	89,169,296

The accompanying notes are an integral part of these condensed semi-annual consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Semi-Annual Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2024	September 30, 2024
Liabilities
Current liabilities
Trade accounts and other payables		5,251,357	5,097,202
Short-term and current portion of long-term debt		15,406,284	14,890,799
Accrued expenses		1,863,760	1,743,570
Other financial liabilities		1,700,137	1,644,902
Income taxes payable		1,224,542	855,732
Liabilities for quality assurance		1,836,314	1,814,940
Other current liabilities		1,895,516	1,926,394

Total current liabilities		29,177,909	27,973,539

Non-current liabilities
Long-term debt		21,155,496	21,620,853
Other financial liabilities		495,814	476,202
Retirement benefit liabilities		1,077,962	1,077,266
Deferred tax liabilities		2,219,638	1,825,390
Other non-current liabilities		748,139	929,383

Total non-current liabilities		25,697,049	25,929,094

Total liabilities		54,874,958	53,902,633

Shareholders’ equity
Common stock		397,050	397,050
Additional paid-in capital		491,802	492,509
Retained earnings		32,795,365	33,617,132
Other components of equity		4,503,756	4,002,185
Treasury stock		(3,966,982)	(4,140,363)

Total Toyota Motor Corporation shareholders’ equity		34,220,991	34,368,513

Non-controlling interests		1,018,347	898,150

Total shareholders’ equity		35,239,338	35,266,663

Total liabilities and shareholders’ equity		90,114,296	89,169,296

The accompanying notes are an integral part of these condensed semi-annual consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Semi-Annual Consolidated Statement of Income and

Unaudited Condensed Semi-Annual Consolidated Statement of Comprehensive Income

Unaudited Condensed Semi-Annual Consolidated Statement of Income

		Yen in millions
	Notes	For the first half ended September 30, 2023	For the first half ended September 30, 2024
Sales revenues
Sales of products	VIII	20,383,442	21,263,215
Financial services	VIII	1,598,175	2,019,235

Total sales revenues	VIII	21,981,617	23,282,450

Costs and expenses
Cost of products sold		16,542,695	17,134,152
Cost of financial services		1,006,082	1,281,362
Selling, general and administrative		1,873,546	2,402,719

Total costs and expenses		19,422,323	20,818,233

Operating income		2,559,294	2,464,217

Share of profit (loss) of investments accounted for using the equity method		378,530	264,315
Other finance income		337,941	270,945
Other finance costs		(44,300)	(53,694)
Foreign exchange gain (loss), net		299,376	(226,811)
Other income (loss), net		(9,314)	13,097

Income before income taxes		3,521,525	2,732,069

Income tax expense		874,004	866,418

Net income		2,647,521	1,865,651

Net income (loss) attributable to
Toyota Motor Corporation		2,589,428	1,907,113
Non-controlling interests		58,093	(41,462)

Net income		2,647,521	1,865,651

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	IX	191.26	142.15

The accompanying notes are an integral part of these condensed semi-annual consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Semi-Annual Consolidated Statement of Income and

Unaudited Condensed Semi-Annual Consolidated Statement of Comprehensive Income

Unaudited Condensed Semi-Annual Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the first half ended September 30, 2023	For the first half ended September 30, 2024
Net income		2,647,521	1,865,651
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		376,618	58,283
Remeasurements of defined benefit plans		(5,201)	(5,209)
Share of other comprehensive income of equity method investees		178,815	(51,348)

Total of items that will not be reclassified to profit (loss)		550,232	1,726

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		944,115	(512,676)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(64,377)	83,151
Share of other comprehensive income of equity method investees		167,894	176,539

Total of items that may be reclassified subsequently to profit (loss)		1,047,633	(252,986)

Total other comprehensive income, net of tax		1,597,865	(251,260)

Comprehensive income		4,245,386	1,614,391

Comprehensive income for the period attributable to
Toyota Motor Corporation		4,145,722	1,653,798
Non-controlling interests		99,664	(39,407)

Comprehensive income		4,245,386	1,614,391

The accompanying notes are an integral part of these condensed semi-annual consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Semi-Annual Consolidated Statement of Changes in Equity

For the first half ended September 30, 2023

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2023		397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

Comprehensive income
Net income		—	—	2,589,428	—	—	2,589,428	58,093	2,647,521
Other comprehensive income, net of tax		—	—	—	1,556,294	—	1,556,294	41,571	1,597,865

Total comprehensive income		—	—	2,589,428	1,556,294	—	4,145,722	99,664	4,245,386

Transactions with owners and other
Dividends paid	VII	—	—	(474,781)	—	—	(474,781)	(74,812)	(549,593)
Repurchase of treasury stock		—	—	—	—	(116,507)	(116,507)	—	(116,507)
Reissuance of treasury stock		—	263	—	—	649	911	—	911
Equity transactions and other		—	(939)	—	—	—	(939)	9,296	8,358

Total transactions with owners and other		—	(676)	(474,781)	—	(115,858)	(591,316)	(65,516)	(656,831)

Reclassification to retained earnings		—	—	289,746	(289,746)	—	—	—	—

Balances at September 30, 2023		397,050	498,052	30,747,689	4,102,743	(3,852,421)	31,893,112	959,656	32,852,768

For the first half ended September 30, 2024
		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2024		397,050	491,802	32,795,365	4,503,756	(3,966,982)	34,220,991	1,018,347	35,239,338

Comprehensive income
Net income		—	—	1,907,113	—	—	1,907,113	(41,462)	1,865,651
Other comprehensive income, net of tax		—	—	—	(253,316)	—	(253,316)	2,055	(251,260)

Total comprehensive income		—	—	1,907,113	(253,316)	—	1,653,798	(39,407)	1,614,391

Transactions with owners and other
Dividends paid	VII	—	—	(606,338)	—	—	(606,338)	(94,686)	(701,024)
Repurchase of treasury stock		—	—	—	—	(903,464)	(903,464)	—	(903,464)
Reissuance of treasury stock		—	1,356	—	—	866	2,222	—	2,222
Retirement of treasury stock		—	(1,953)	(727,264)	—	729,217	—	—	—
Equity transactions and other		—	1,303	—	—	—	1,303	13,896	15,200

Total transactions with owners and other		—	707	(1,333,602)	—	(173,381)	(1,506,276)	(80,790)	(1,587,065)

Reclassification to retained earnings		—	—	248,256	(248,256)	—	—	—	—

Balances at September 30, 2024		397,050	492,509	33,617,132	4,002,185	(4,140,363)	34,368,513	898,150	35,266,663

The accompanying notes are an integral part of these condensed semi-annual consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Semi-Annual Consolidated Statement of Cash Flows

		Yen in millions
	Notes	For the first half ended September 30, 2023	For the first half ended September 30, 2024
Cash flows from operating activities
Net income		2,647,521	1,865,651
Depreciation and amortization		1,019,961	1,127,964
Interest income and interest costs related to financial services, net		(367,298)	(392,225)
Share of profit (loss) of investments accounted for using the equity method		(378,530)	(264,315)
Income tax expense		874,004	866,418
Changes in operating assets and liabilities, and other		(1,899,459)	(1,011,456)
Interest received		1,038,446	1,324,780
Dividends received		463,630	492,691
Interest paid		(482,012)	(747,311)
Income taxes paid, net of refunds		(638,183)	(1,445,020)

Net cash provided by (used in) operating activities		2,278,079	1,817,177

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(847,498)	(848,071)
Additions to equipment leased to others		(1,298,943)	(1,944,559)
Proceeds from sales of fixed assets excluding equipment leased to others		67,703	21,125
Proceeds from sales of equipment leased to others		932,990	1,169,262
Additions to intangible assets		(147,974)	(140,020)
Additions to public and corporate bonds and stocks		(1,014,675)	(2,331,054)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds		1,215,728	2,156,345
Other, net	X	(1,558,924)	(1,168,778)

Net cash provided by (used in) investing activities		(2,651,591)	(3,085,752)

Cash flows from financing activities
Increase (decrease) in short-term debt		278,309	(27,289)
Proceeds from long-term debt		5,261,465	6,559,072
Payments of long-term debt		(4,328,396)	(5,232,659)
Dividends paid to Toyota Motor Corporation common shareholders	VII	(474,781)	(606,338)
Dividends paid to non-controlling interests		(74,812)	(94,686)
Reissuance (repurchase) of treasury stock		(116,507)	(903,464)
Other, net		8,758	15,611

Net cash provided by (used in) financing activities		554,035	(289,752)

Effect of exchange rate changes on cash and cash equivalents		228,573	(222,277)

Net increase (decrease) in cash and cash equivalents		409,097	(1,780,603)

Cash and cash equivalents at beginning of period		7,516,966	9,412,060

Cash and cash equivalents at end of period		7,926,063	7,631,457

The accompanying notes are an integral part of these condensed semi-annual consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

I.	Reporting entity

Toyota Motor Corporation (“TMC”) is a limited liability, joint-stock company located in Japan, and TMC’s principal executive offices are registered in Toyota City, Aichi Prefecture. For the first half ended September 30, 2024, the condensed semi-annual consolidated financial statements of the group consist of TMC, its consolidated subsidiaries (collectively, “Toyota”) and their interests in associates and joint ventures.

Toyota and its associates are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, SUVs, trucks and related parts and accessories throughout the world. In addition, Toyota and its associates provide financing, vehicle leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its associates.

II.	Basis of preparation

1. Compliance with IFRS Accounting Standards

Toyota’s condensed semi-annual consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed semi-annual consolidated financial statements should be read in conjunction with Toyota’s consolidated financial statements for the fiscal year ended March 31, 2024, since the condensed semi-annual consolidated financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The condensed semi-annual consolidated financial statements were approved on November 6, 2024 by the Board of Directors.

2. Basis of measurement

Toyota’s condensed semi-annual consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value and assets and liabilities associated with defined benefit plans.

3. Functional currency and presentation currency

The condensed semi-annual consolidated financial statements are presented in Japanese yen, which is the functional currency of TMC. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated. Amounts may not sum to totals due to rounding.

III.	Material accounting policies

Toyota’s condensed semi-annual consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2024.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

IV.	Significant accounting judgments and estimates

The preparation of the condensed semi-annual consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates were revised and in any future periods affected.

The condensed semi-annual consolidated financial statements are prepared based on generally the same judgments and estimations as those applied and described in Toyota’s consolidated financial statements for the fiscal year ended March 31, 2024.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

V.	Segment information

1. Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

2. Segment operating results

For the first half ended September 30, 2023:

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	20,131,829	1,598,175	251,613	—	21,981,617
Inter-segment revenues and transfers	33,479	23,191	374,053	(430,723)	—

Total	20,165,308	1,621,366	625,666	(430,723)	21,981,617
Operating expenses	17,918,009	1,376,466	545,862	(418,014)	19,422,323

Operating income	2,247,299	244,900	79,804	(12,709)	2,559,294

For the first half ended September 30, 2024:
	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	20,986,201	2,019,235	277,014	—	23,282,450
Inter-segment revenues and transfers	105,979	23,777	376,325	(506,081)	—

Total	21,092,180	2,043,012	653,339	(506,081)	23,282,450
Operating expenses	19,024,419	1,710,524	579,260	(495,969)	20,818,233

Operating income	2,067,761	332,488	74,080	(10,112)	2,464,217

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed semi-annual consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

3. Geographic information

For the first half ended September 30, 2023:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	5,158,456	8,454,796	2,575,613	3,724,613	2,068,138	—	21,981,617
Inter-segment revenues and transfers	5,351,855	141,487	82,875	586,572	121,647	(6,284,436)	—

Total	10,510,310	8,596,283	2,658,488	4,311,185	2,189,785	(6,284,436)	21,981,617
Operating expenses	8,929,231	8,307,132	2,476,089	3,900,067	2,000,101	(6,190,298)	19,422,323

Operating income	1,581,079	289,151	182,399	411,119	189,684	(94,138)	2,559,294

For the first half ended September 30, 2024:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	5,112,835	9,352,535	2,795,866	3,921,657	2,099,556	—	23,282,450
Inter-segment revenues and transfers	5,428,655	172,854	93,251	548,410	20,906	(6,264,076)	—

Total	10,541,491	9,525,389	2,889,117	4,470,067	2,120,463	(6,264,076)	23,282,450
Operating expenses	9,019,053	9,411,613	2,673,166	3,979,639	1,979,862	(6,245,100)	20,818,233

Operating income	1,522,438	113,776	215,951	490,428	140,601	(18,977)	2,464,217

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

4. Sales revenues by location of external customers

	Yen in millions
	For the first half ended September 30,
	2023	2024
Japan	3,775,930	3,674,817
North America	8,474,279	9,366,010
Europe	2,508,640	2,717,418
Asia	3,826,384	3,955,029
Other	3,396,385	3,569,176

Total	21,981,617	23,282,450

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

VI.	Fair value measurements

1. Definition of fair value hierarchy

In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3:	Fair value measurement based on models using unobservable inputs for the assets or liabilities

2. Method of fair value measurement

The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods.

The methods and assumptions for measuring the fair value of assets and liabilities are as follows:

(1) Cash and cash equivalents -

Cash equivalents include money market funds and other investments with original maturities of three months or less. In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value due to their short duration.

(2) Trade accounts and other receivables and Trade accounts and other payables -

These receivables and payables are carried at amounts which approximate fair value due to their short duration.

(3) Receivables related to financial services -

The fair value of receivables related to financial services is estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value.

As unobservable inputs are utilized, the fair value of receivables related to financial services is classified as Level 3.

(4) Other financial assets -

(Public and corporate bonds)

Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 29% and 71% (as of March 31, 2024) and 30% and 70% (as of September 30, 2024) of public and corporate bonds, respectively. Toyota primarily uses quoted market prices for identical assets to measure the fair value of these securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

(Stocks)

Listed stocks on the Japanese stock markets represent 85% (as of March 31, 2024) and 81% (as of September 30, 2024) of stocks that Toyota holds. Toyota primarily uses quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.

Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3.

Price book-value ratios (“PBR”) of comparable companies, discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant.

These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially.

The shares classified as Level 3 are measured by the responsible department using information available for each reporting period in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.

(5) Derivative financial instruments -

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

(6) Short-term and long-term debt -

The fair values of short-term and long-term debt including the current portion, except for certain secured loans provided by securitization transactions using special-purpose entities (“Loans Based on Securitization”), are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts is classified as Level 2.

The fair values of certain Loans Based on Securitization are primarily estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. In cases where these valuations utilize unobservable inputs, the fair value of the Loans Based on Securitization is classified as Level 3.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

3. Financial instrument measured at fair value on recurring basis

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of the fair value are recognized at the date of the event or change in circumstances that caused the transfer:

	Yen in millions
	March 31, 2024
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	105,367	106,169	10,208	221,743
Stocks	—	—	212,393	212,393
Derivative financial instruments	—	552,921	—	552,921
Other	288,071	265,103	—	553,174

Total	393,438	924,193	222,601	1,540,232

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	4,245,238	4,013,583	20,962	8,279,783
Stocks	3,641,197	—	188,696	3,829,893
Other	11,537	—	—	11,537

Total	7,897,972	4,013,583	209,658	12,121,213

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(432,189)	—	(432,189)

Total	—	(432,189)	—	(432,189)

	Yen in millions
	September 30, 2024
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	105,311	100,863	9,207	215,381
Stocks	—	—	206,850	206,850
Derivative financial instruments	—	447,845	—	447,845
Other	292,514	338,269	—	630,783

Total	397,825	886,977	216,057	1,500,859

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	4,204,517	4,642,635	20,038	8,867,190
Stocks	2,952,825	—	201,512	3,154,337
Other	10,662	—	—	10,662

Total	7,168,004	4,642,635	221,549	12,032,189

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(366,599)	—	(366,599)

Total	—	(366,599)	—	(366,599)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

4. Changes in financial instruments classified as level 3 and measured at fair value on recurring basis

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended September 30, 2023 and 2024:

	Yen in millions
	For the first half ended September 30, 2023
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	33,332	367,274	—	400,606
Total gains (losses)
Net income (loss)	(88)	18,453	—	18,364
Other comprehensive income (loss)	—	(1,829)	—	(1,829)
Purchases and issuances	476	7,636	—	8,112
Sales and settlements	(3,118)	(409)	—	(3,527)
Transfer to (from) Level 3	490	—	—	490
Others	(1,000)	(10,450)	—	(11,450)

Balance at end of period	30,091	380,674	—	410,766

Unrealized gains or losses included in profit or loss on assets held at September 30	(134)	18,453	—	18,319

Total	(134)	18,453	—	18,319

	Yen in millions
	For the first half ended September 30, 2024
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	31,170	401,089	—	432,259
Total gains (losses)
Net income (loss)	(98)	(12,028)	—	(12,126)
Other comprehensive income (loss)	—	491	—	491
Purchases and issuances	3,503	20,689	—	24,191
Sales and settlements	(5,520)	(52)	—	(5,572)
Transfer to (from) Level 3	(140)	—	—	(140)
Others	330	(1,828)	—	(1,498)

Balance at end of period	29,244	408,362	—	437,606

Unrealized gains or losses included in profit or loss on assets held at September 30	(103)	(12,028)	—	(12,130)

Total	(103)	(12,028)	—	(12,130)

Net income (loss) in public and corporate bonds, stocks and derivative financial instruments, other than transactions related to financial services, are each included in “Other finance income” and “Other finance costs” in the accompanying condensed semi-annual consolidated statement of income. Transactions related to financial services are included in each of “Sales revenues - Financial services” and “Cost of financial services” in the condensed semi-annual consolidated statement of income.

In the reconciliation table above, derivative financial instruments are presented as net of assets and liabilities.

“Others” includes foreign currency translation adjustments for the first half ended September 30, 2023 and 2024.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

5. Financial assets and liabilities measured at amortized cost

The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	March 31, 2024
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	31,694,359	—	—	31,787,879	31,787,879
Interest-bearing liabilities
Long-term debt (Including current portion)	30,611,253	—	23,941,863	6,261,858	30,203,722

	Yen in millions
	September 30, 2024
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	31,788,896	—	—	32,162,110	32,162,110
Interest-bearing liabilities
Long-term debt (Including current portion)	30,791,520	—	24,545,986	6,217,522	30,763,508

Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that approximate fair value are excluded from the table above.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

VII.	Dividends

The paid dividend amounts are as follows:

For the first half ended September 30, 2023

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 10, 2023	Common shares	474,781	35.00	March 31, 2023	May 26, 2023

For the first half ended September 30, 2024

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 8, 2024	Common shares	606,338	45.00	March 31, 2024	May 24, 2024

Dividends of which the record date falls within the first half ended September 30, and the effective date is after the first half ended September 30 are as follows:

For the first half ended September 30, 2023

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on November 1, 2023	Common shares	405,416	30.00	September 30, 2023	November 22, 2023

For the first half ended September 30, 2024

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on November 6, 2024	Common shares	525,991	40.00	September 30, 2024	November 26, 2024

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

VIII.	Sales revenues

The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the first half ended September 30,
	2023	2024
Sales of products
Automotive
Vehicles	17,238,673	18,000,053
Parts and components for production	845,780	767,784
Parts and components for after service	1,539,364	1,683,682
Other	508,011	534,682

Total automotive	20,131,829	20,986,201
All other	251,613	277,014

Total sales of products	20,383,442	21,263,215
Financial services	1,598,175	2,019,235

Total sales revenues	21,981,617	23,282,450

IX.	Earnings per share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the first half ended September 30, 2023
Net income attributable to Toyota Motor Corporation	2,589,428

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	2,589,428	13,539,126	191.26

For the first half ended September 30, 2024
Net income attributable to Toyota Motor Corporation	1,907,113

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	1,907,113	13,416,065	142.15

“Diluted earnings per share attributable to Toyota Motor Corporation” equals “Basic earnings per share attributable to Toyota Motor Corporation” for the first halves ended September 30, 2023 and 2024, because there were no potential dilutive shares during such periods.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

X.	Supplemental cash flow information

“Other, net” in cash flows from investing activities includes a net increase in time deposits of ¥1,352,870 million and a net increase in time deposits of ¥1,297,130 million for the first half ended September 30, 2023 and 2024, respectively.

XI.	Contingencies

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of September 30, 2024 is ¥2,791,875 million. Liabilities for guarantees totaling ¥9,525 million have been provided as of September 30, 2024. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

Toyota and other automakers have been named in certain class actions relating to Takata airbag issues. The actions against Toyota in Brazil and Argentina are being litigated.

Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. Toyota received an unfavorable judgment in the court of first instance on April 7, 2022, in the appeal court on March 27, 2023, and in the High Court on November 6, 2024. The judgments included a finding that there was a perceived reduction in vehicle value of certain vehicle models. The High Court ordered that the case be remitted to the court of first instance for a re-assessment of reduction in vehicle value damages. Other claims of economic loss in this class action lawsuit continue to be litigated at the court of first instance. In estimating the provision Toyota should record in the condensed semi-annual consolidated financial statements as a result of the aforementioned judgments, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgments, and the views of legal counsel. The currently estimated probable economic outflow related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and therefore ultimate financial liability for Toyota on account of this matter cannot be predicted with certainty.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Semi-Annual Consolidated Financial Statements

In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the Department of Justice (“DOJ”), and is cooperating with their investigations. Investigations by governmental authorities related to these matters could result in the imposition of civil or criminal penalties, fines or other sanctions, or litigation. Toyota cannot predict the scope, duration or outcome of these matters at this time.

For the first half ended September 30, 2024, Toyota recorded ¥230,000 million in costs and expenses related to legacy certification issues concerning vehicle engines of its subsidiary, Hino Motors, for the North American market. This amount covers costs associated with the potential resolution of legacy certification issues with U.S. authorities and the settlement of class action litigation in Canada, to the extent that Toyota can reasonably estimate them based on available information. There is a possibility of recording additional losses as a result of future negotiations with U.S. authorities.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, as well as intellectual property litigation, and is subject to government investigations from time to time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Therefore, for all of the aforementioned matters, which Toyota is in discussions to resolve, any losses that are beyond the amounts accrued could have an adverse effect on Toyota’s financial position, results of operations or cash flows.